SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

A&Q Masters Fund
(Name of Issuer)

A&Q Masters Fund
(Name of Person(s) Filing Statement)

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Andrew Hollenbeck, Esq.
UBS Hedge Fund Solutions LLC
One North Wacker Drive
Chicago, Illinois 60606
(312) 525-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gary L. Granik, Esq.
Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation: $39,000,000 (a)	Amount of Filing Fee: $4,751.70 (b)
(a) Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b) Calculated as the sum of: (i) 0.01298% of $24,000,000, and (ii) 0.01091% of $15,000,000.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$3,115.20
Form or Registration No.:	Schedule TO-I
Filing Party:	A&Q Masters Fund
Date Filed:	September 18, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the "Amendment") relates to the Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on September 18, 2020 by A&Q Masters Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $24,000,000 of shares of beneficial interest of the Fund ("Shares") on the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal previously were filed as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Statement.

This Amendment is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

The amount of Shares that the Fund is offering to purchase is being increased from $24,000,000 of Shares to $39,000,000 of Shares, on the same terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is being extended until the end of the day on October 30, 2020, at 12:00 midnight, New York time, in accordance with Rule 13e-4(f)(1)(ii) under the Exchange Act.

The Notice of Amendment of the Terms of the Offer is attached hereto as Exhibit (a)(1)(vi).

ITEM 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)	Form of Letter of Transmittal.*

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with acceptance of offers of tender.*

(a)(1)(vi)	Notice of Amendment of the Terms of the Offer.**

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.
_______________
* Previously filed as an exhibit to the Tender Offer Statement on Schedule TO on September 18, 2020.
** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A&Q MASTERS FUND By: /s/ Dylan Germishuys Name: Dylan Germishuys Title: Authorized Signatory

October 19, 2020

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)	Form of Letter of Transmittal.*

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with acceptance of offers of tender.*

(a)(1)(vi)	Notice of Amendment of the Terms of the Offer.**

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.
_______________
* Previously filed as an exhibit to the Tender Offer Statement on Schedule TO on September 18, 2020.
** Filed herewith.